Exhibit 12

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)

	October 31, 2012
	Three Months Ended	Six Months Ended
Earnings before fixed charges:
Income before income taxes	$224,218	$391,483
Total fixed charges	30,093	60,147
Less: capitalized interest	(717)	(2,132)

Earnings available for fixed charges	$253,594	$449,498
Fixed charges:
Interest and other debt expense, net of capitalized interest	$24,266	$48,148
Capitalized interest	717	2,132
Estimated interest portion of rent expense (a)	5,110	9,867

Total fixed charges	$30,093	$60,147
Ratio of earnings to fixed charges	8.4	7.5

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.